[Letterhead of Osteologix, Inc.]

July 31, 2006

Mr. Jeffrey Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Osteologix, Inc. Registration Statement on Form SB-2 filed July 10, 2006 (File No. 333-135664) (the “Form SB-2”)

Dear Mr. Riedler:

Thank you for your letter dated July 13, 2006 (the “Comment Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form SB-2 (the “Form SB-2”) of Osteologix, Inc., a Delaware corporation (the “Company”). This letter sets forth our response to the issue raised in the Comment Letter. Accordingly, our response to your comments is set forth below.

The Staff has stated that it will monitor the Form SB-2 for the signature of the Company’s Chief Accounting Officer or Controller. Currently, the Company does not have a person holding the position of Chief Accounting Officer or Controller. The Company is in the process of hiring a Chief Financial Officer who will serve as the Principal Financial Officer, such fact has been disclosed to the public by the Company in the Form SB-2.

Mr. Charles Casamento currently serves as the Chief Executive Officer and President of the Company. The Board of Directors of the Company has determined that Mr. Casamento possesses the requisite financial acumen and has the oversight responsibilities for the Company’s primary accounting function and as a result shall be deemed the Principal Financial Officer until the hiring of a Chief Financial Officer is completed. In addition, the Company currently retains outside accountants to assist with the preparation of the Company’s financial reports. As a result of the foregoing, Mr. Casamento has executed the Form SB-2 as Principal Financial Officer, Chief Executive Officer and President in accordance with the Instruction for Signatures.

Your prompt attention to the issues raised in the letter would be greatly appreciated. Please let us know if you have further questions. Thank you.

Sincerely,
/s/ Charles Casamento
Charles Casamento Chief Executive Officer

cc: Loeb & Loeb LLP